82-35029

Westfield Group
11601 Wilshire Boulevard
11th Floor
Los Angeles, CA 90025-1748
Telephone: (310) 575-6057
Facsimile: (310) 478-8776

08000996

February 26, 2008

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Westfield Group: File No. 82-35029

Enclosed is a copy of the of a media release regarding the Appointment of Professor Judith Sloan and Mr. John McFarlane. This distribution is submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our initial submission has not changed.

In order to acknowledge receipt of these materials, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Yours truly,

Ms. Elizabeth P. Satterthwaite
Title: Senior Vice President & Assistant Secretary

Enclosures

PROCESSED
MAR 04 2008
THOMSON
FINANCIAL

27 February 2008

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia
Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTFIELD GROUP (ASX:WDC)
APPOINTMENT OF PROFESSOR JUDITH SLOAN AND MR JOHN McFARLANE

We are pleased to advise that Professor Judith Sloan and Mr John McFarlane have joined the Board of the Westfield Group, effective immediately.

Brief biographies of Professor Sloan and Mr McFarlane are attached.

We also advise that Mr Dean Wills, AO will not stand for re-election at the annual general meeting of Westfield Holdings Limited, scheduled to be held on 23 May 2008. Mr Wills will retire from the Board at the conclusion of that meeting.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

Encl.

Biographies of Professor Judith Sloan and John McFarlane

Professor Judith Sloan

Judith Sloan is a Commissioner of the Productivity Commission and the Australian Fair Pay Commission, Chairman of Babcock & Brown Communities Limited and a director of Santos Limited. She holds a degree in Economics from the University of Melbourne, a Master of Arts degree in Economics specialising in Industrial Relations, also from the University of Melbourne, and a Master of Science degree in Economics from the London School of Economics. Professor Sloan has held academic appointments at the University of Melbourne and Flinders University and is a member of the Board of the Lowy Institute for International Policy. Her previous appointments include Deputy Chair of the Australian Broadcasting Corporation and Director of Mayne Group Limited.

John McFarlane

John McFarlane recently retired as Chief Executive Officer and Managing Director of ANZ after 10 years in the role. He holds an MBA from Cranfield School of Management and an MA from the University of Edinburgh, together with fellowships in Australia, Hong Kong and the UK. Mr McFarlane was formerly Group Executive Director of Standard Chartered Plc based in London and Hong Kong and spent 18 years with Citicorp, including heading the group's UK activities and prior to that Citicorp Investment Bank Ltd. He holds a number of public service and advisory positions in Australia and Asia.

82-35029

Westfield

Westfield Group
11601 Wilshire Boulevard
11th Floor
Los Angeles, CA 90025-1748
Telephone: (310) 575-6057
Facsimile: (310) 478-8776

February 26, 2008

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Westfield Group: File No. 82-35029

Enclosed is a copy of the of a media release regarding the Full Year Results for the Year ended December 31, 2007. This distribution is submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our initial submission has not changed.

In order to acknowledge receipt of these materials, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Yours truly,

Ms. Elizabeth P. Satterthwaite
Title: Senior Vice President & Assistant Secretary

Enclosures

82-35029

27 February 2008

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia
Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTFIELD GROUP (ASX: WDC)
MEDIA RELEASE – FULL YEAR RESULTS FOR THE YEAR ENDED 31 DECEMBER 2007

Please find attached a Media Release in relation to the full year results of the Westfield Group for the the year ended 31 December 2007.

The Results Presentation and Appendix 4E will follow under separate cover.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

Encl.

82-35029

Westfield

27 February 2008

WESTFIELD GROUP ANNOUNCES SOLID GROWTH IN OPERATIONAL AND DEVELOPMENT EARNINGS

The Westfield Group (ASX:WDC) today announced its full year results, reporting operational segment earnings for the year ended 31 December 2007 of $1.79 billion, up 11.6% over the prior year. This represents 96.12 cents per security, an increase of 6.0% on a constant currency basis.

During the year, development gains of $1.1 billion were achieved on the Group's investment of $1.3 billion in completed projects, representing an 87% return on cost. After expenses of $220 million, development segment earnings for the year were $889 million.

The distribution for the year was $1.98 billion, solely from operational segment earnings and income hedging. The distribution represents 106.5 cents per security, which is in line with forecast.

Westfield Group Managing Directors, Peter Lowy and Steven Lowy, said: "We are pleased with our result and the Group's operations continue to be underpinned by consistent growth in operating and development earnings. The fundamental drivers of the business are a well positioned, high quality, globally diversified shopping centre portfolio combined with a strong financial position and an experienced management team."

Net profit under AIFRS for the year was $3.44 billion.

During the year, the Group strengthened its financial position raising approximately $7.4 billion from property transactions and the issuance of equity. The Group also extended US$6.6 billion of syndicated bank facilities. At year end, the Group had total assets of $52.3 billion, gearing of 31.7% and available liquidity of $7.7 billion.

Revaluation of completed developments during the year generated a valuation uplift of $1.1 billion. The valuation uplift from the existing portfolio was $1.0 billion, giving a total portfolio valuation uplift for the year of $2.1 billion.

Operating highlights for the year from the Group's 118 shopping centres across Australia, the United States, the United Kingdom and New Zealand include:

- Comparable shopping centre net operating income growth of 4.4%
- Portfolio leased at 97.5%
- Strong leasing activity with over 4,800 lease deals completed, representing approximately 902,000 square metres of retail space.

MEDIA RELEASE

westfield.com
Westfield Holdings Limited ABN 66 001 671 496 **Westfield Management Limited** ABN 41 001 670 579
AFS Licence 230329 as responsible entity for **Westfield Trust** ABN 55 191 750 378 ARSN 090 849 746
Westfield America Management Limited ABN 66 072 780 619 AFS Licence 230324 as responsible entity for **Westfield America Trust** ABN 27 374 714 905 ARSN 092 058 449
For further information please contact Julia Clarke on +61 2 9358 7426

Total retail sales for the year in the Australian portfolio increased 5.9% (comparable 6.0%). In New Zealand total retail sales increased 7.9% (comparable 3.5%) and in the United States portfolio, sales for the year increased 3.1% with comparable sales up 1.2%. In the United Kingdom, the retail sales statistics show growth for the year of 4.3% with comparable sales up 2.2%.

"Whilst it is apparent that retail sales growth in Australia is stronger than our other markets, a trend that has been consistent across the portfolio during the year is the strong sales results from those centres that have recently benefited from expansion and redevelopment", Steven Lowy said.

In 2007 the Group completed $1.9 billion of major development projects (WDC investment - $1.3 billion) with a weighted average development yield of approximately 9.3%. These included the opening of 5 major projects across 4 countries in a 4 week period, with one of these being the Group's first development in the United Kingdom at Derby.

Currently there are 12 major projects under construction at a forecast investment of $5.9 billion (WDC share - $4.0 billion). This includes $1.5 billion of developments commenced during the year.

In addition, the Group is planning to commence in excess of $10 billion of new development projects over the coming years. These include landmark projects at Stratford in London, World Trade Center in New York and Sydney CBD.

The future projects are expected to generate long term ungeared internal rates of return on invested capital in the range of 12% - 15%, providing substantial value creation for securityholders.

Outlook

The Westfield Group's quality global portfolio, with high occupancy levels and long term leases based on minimum contracted rents, generates strong and stable cash flows that have been resilient through economic cycles. Combined with the Group's strong financial position and value creating development programme, the Westfield Group is well positioned to deliver sustainable income and capital growth.

The Group expects to deliver in 2008 similar growth in operational earnings per security, on a constant currency basis.

The distribution for 2008 is forecast at 106.5 cents per security, being solely from operational segment earnings and income hedging.

MEDIA RELEASE

ENDS

The Westfield Group (ASX Code: WDC) is an internally managed, vertically integrated, shopping centre group undertaking ownership, development, design, construction, funds/asset management, property management, leasing and marketing activities and employing in excess of 5,000 staff worldwide. It has investment interests in 118 shopping centres across Australia, the United States, the United Kingdom and New Zealand, encompassing almost 23,000 retail outlets. With a total value of assets under management of approximately A$63 billion, the Westfield Group is the largest retail property group in the world by equity market capitalisation.

END